Limited Power of Attorney for Section 16 Reporting Obligations.

I, Lynn Elsenhans, hereby appoint Baker Hughes Company, to assist me in the preparation and filing of Section 16 reports, and execute the below Power of Attorney for this purpose.

I am a director nominee of Baker Hughes Company, and until further written notice, I hereby individually authorize Regina Bynote Jones (Chief Legal Officer) of Baker Hughes Company, to sign on my behalf any Form 3, Form 4, Form 5, Form 144 or related form that I have filed or may file hereafter in connection with my direct or indirect beneficial ownership of securities of Baker Hughes Company, and to take any other action of any type whatsoever in connection with the foregoing that in her or his opinion may be for the benefit of, in the best interest of, or legally required by me.

June 8, 2022
Date

Signed: Lynn L. Elsenhans
Name: Lynn Elsenhans